[redacted]

U.S. SECURITIES [AND EXCHANGE COMMISSION]
Wa[shington]

06003367

OMB APPROVAL
OMB Number 3235-0123
Expires January 31, 2007

SEC FILE NUMBER
8-48582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Martin Currie Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use PO Box No.)

1350 Avenue of the Americas, Suite 3010
(No. and Street)

New York,	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie Sandison (212) 258 1900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name Ð if individual, state last, first, middle name)

Fulvio & Associates

60 East 42nd Street	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

AN OATH OR AFFIRMATION

I, Jamie Sandison, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and Supplementary Information pertaining to the firm of Martin Currie Investor Services, Inc. as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President

Title

Notary Public

ELLEN FORGIONE
Notary Public, State of New York
No. 41-4835380
Qualified in Queens
Commission Expires 7-28-2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [x] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customer's Regulated Commodity Futures Account Consent to Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

MARTIN CURRIE INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Martin Currie Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Martin Currie Investor Services, Inc. as of December 31, 2005. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Martin Currie Investor Services, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 7, 2006

MARTIN CURRIE INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 445,453
Prepaid Income Taxes	14,065
Other Assets	72
TOTAL ASSETS	$ 459,590

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued Expense	$ 10,000
Payable to Affiliate	31,428
TOTAL LIABILITIES	41,428
Shareholder's Equity:	
Common Stock $.01 Par Value, 3,000 Shares Authorized 1,000 Shares, Issued and Outstanding	10
Paid in Capital	44,990
Retained Earnings	373,162
TOTAL SHAREHOLDER'S EQUITY	418,162
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 459,590

The accompanying notes are an integral part of this financial statement.

MARTIN CURRIE INVESTOR SERVICES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE PERIOD FROM OCTOBER 1, 2004
TO DECEMBER 31, 2005

NOTE 1. ORGANIZATION AND OPERATIONS

Martin Currie Investor Services, Inc. (the "Company") was incorporated in the State of Delaware on August 31, 1995 and became a registered broker-dealer in securities on April 24, 1996 (commencement of operations). The Company was organized as a wholly owned subsidiary of Martin Currie Limited. In 2005, the Company changed its fiscal year end from September 30 to December 31.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of deposits with financial institutions, which are invested in money market instruments and short-term commercial paper.

Revenue is recognized when earned on the accrual basis.

The provision for income taxes includes federal and state taxes currently payable. During fiscal 2005 the Company overpaid federal and state income taxes of $13,755 and $310 respectively.

For US federal income tax purposes, the Company is subject to graduated corporate income tax rates. These graduated rates begin at 15% range upward not to exceed 35% in the aggregate. Because the Company and Martin Currie, Inc. ("Inc."), a wholly owned subsidiary of the Company's parent, constitute a controlled group of corporations within the meaning of the Internal Revenue Code, the benefit of graduated rates is allocated among the members of the controlled group.

NOTE 2. NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital as defined, of $404,025, which was $399,025 in excess of its required net capital of $5,000.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company and Inc. have entered into a marketing agreement whereby the Company will receive 17.5% of the management fee received by Inc. from new clients introduced to Inc.'s Business Trusts by the Company. For the Absolute Return Funds (ARF) the Company and Inc. have entered into an agreement where Inc. pays the Company 15% of the management fee in the first year and 12.5% in the second year. A portion of such fees are remitted back to Inc. as commission fees for the reimbursement of bonuses paid to the Company's president by Inc. For the year ended December 31, 2005, $56,437 of marketing revenues have been earned and commission fees of $55,534 have been expensed.

Inc. has incurred and agreed to pay certain fees and overhead costs of the Company. Inc. has agreed to make available office space, office equipment and certain administrative and related services to the Company. The allocation of these costs is based on the relative size of the Company's business compared to Inc.'s business. These proportions will be reviewed each year following completion of the Company's audit.

NOTE 4. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2005, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.